[redacted]

UNI SECURITIES AND

10027734

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASG SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 EAST ATLANTIC BOULEVARD, SUITE 201
(No. and Street)

POMPANO BEACH	FLORIDA	33062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL SCILLIA, DIRECTOR (954) 254-0044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL SCILLIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASG SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MIGUEL SAN MIGUEL
Notary Public - State of Florida
My Commission Expires Jul 9, 2011
Commission # DD 681715
Bonded Through National Notary Assn.

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT "A"

ASG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 97,027	
Deposit Held by Clearing Broker	-	
Total Current Assets		$ 97,027
OTHER ASSETS		
Deposit	$ 10,000	
CRD Account	163	
Total Other Assets		10,163
TOTAL ASSETS		$ 107,190

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 500	
Total Current Liabilities		$ 500
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - No Par Value; Stated Value $10.00 Per Share 1,000,000 Shares Authorized, 8,400 Shares Issued and Outstanding	$ 84,000	
Common Stock - $.001 Par Value; Authorized - 10,000,000 Shares; Outstanding- 100,000 Shares	100	
Additional Paid-In Capital	2,491,689	
Retained Earnings (Deficit)	(2,469,099)	
Total Stockholders' Equity		106,690
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 107,190

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

ASG SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Fees		$ 65,967
OPERATING EXPENSES		
Clearing and Other Related Costs	$ 10,478	
Other Administrative Expenses	43,089	
Total Operating Expenses		53,567
PROFIT BEFORE INCOME TAXES		$ 12,400
CORPORATE INCOME TAX		2,200
NET PROFIT, BEFORE INCOME TAX CREDIT		$ 10,200
CORPORATE INCOME TAX CREDIT, DUE TO AVAILABILITY OF NET OPERATING LOSSES		2,200
NET PROFIT		$ 12,400

Subject to Comments in Attached Letter and Notes to Financial Statements.

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance - January 1, 2009	1,200	$ 12,000	100,000	$ 100	$ 2,479,889	$ (2,481,499)	$ 10,490
Issuance of Preferred Stock	8,400	84,000	-	-	-	-	84,000
Capital Contribution From Stockholders	-	-	-	-	5,800	-	5,800
Refund of Preferred Stock	(600)	(6,000)	-	-	-	-	(6,000)
Cancellation of Preferred Stock	(600)	(6,000)	-	-	6,000		-
Net Profit for the Period	-	-	-	-	-	12,400	12,400
Balance - December 31, 2009	8,400	$ 84,000	100,000	$ 100	$2,491,689	$ (2,469,099)	$ 106,690

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

ASG SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES				
Net Profit	$	12,400		
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:				
Changes in Operating Assets and Liabilities:				
(Increase) in Other Assets		(10,163)		
Decrease in Deposit With Clearing Broker		10,478		
NET CASH PROVIDED BY OPERATING ACTIVITIES			$	12,715
FINANCING ACTIVITIES				
Issuance of Preferred Stock	$	84,000		
Refund of Preferred Stock		(6,000)		
Capital Contribution from Stockholders		5,800		
NET CASH PROVIDED BY FINANCING ACTIVITIES			$	83,800
INCREASE IN CASH			$	96,515
CASH AT BEGINNING OF YEAR				512
CASH AT END OF YEAR			$	97,027
SUPPLEMENTAL CASH FLOW DISCLOSURES				
Interest Paid			$	-
Income Taxes Paid			$	-

ASG SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Delaware on December 17, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On February 13, 2004, the Company reincorporated in the State of Florida. Essentially all of the operations of the Company ceased in July, 2003, but the Company is actively conducting its investment banking business and maintaining its license on an active basis.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities. There were no brokerage transactions during the year ended December 31, 2009.

Income Taxes - For income tax purposes, the Company will account for all trading securities owned on a market value basis. The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Deferred Tax Assets - For financial reporting purposes, deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Company is presently using office space under an office sharing arrangement at no charge to the Company.

As of December 31, 2009, the Company has three employment agreements in place. Two (2) of these agreements are with key personnel to provide executive and director leadership and the remuneration is based on amounts which varies based on levels of service provided. The agreements also provide remuneration in the form of specified commissions which will vary depending on the type of introduced transactions. The other agreement is with an outside person to provide accounting services for the Company and prepare reporting forms to regulatory agencies. This agreement calls for remuneration based on an hourly rate. All of these agreements are of a fixed term with renewal options available.

NOTE 3 - INCOME TAXES

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

At December 31, 2009, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2009. The Company has available at December 31, 2009, approximately $ 2,454,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2027. This loss carryforward includes the operations of the Company prior to reincorporating in the State of Florida.

NOTE 4 - AGREEMENT WITH CLEARING ORGANIZATION

In September 2007, the Company entered into a fully disclosed clearing agreement with First Southwest Company. This agreement is for three years, but can be terminated after the three year period with forty five days written notice by either the Company or the clearing agent. The agreement will automatically renew annually after the original three year period is over. The clearing company can terminate the agreement upon twenty four hours notice for failure of the Company to adhere to certain of the agreement's guidelines. As of December 31, 2009, the status of the Company's relationship with the clearing organization is "inactive".

NOTE 5 - OTHER MATTERS

The Company is actively pursuing investment banking opportunities and has signed investment banking contracts, which the Company expects to generate revenues from in the year 2010.

NOTE 6 - PREFERRED STOCK

During the year ended December 31, 2009, the Company issued 8,400 shares of preferred stock for a total consideration of $84,000. These shares are non-interest and dividend bearing, but they have a liquidation preference and may be redeemed by the Company or converted into common stock based upon certain conditions. In addition the Company redeemed 600 shares of preferred stock for a total redemption price of $6,000 and cancelled 600 shares of preferred stock due to certain default provisions.

NOTE 7 - DEPOSIT ON LEASE

The Company has entered into a three (3) year lease for office space in Tampa, Florida, at a monthly rental of $2,000. The lease will commence when the landlord completes certain renovations and the space becomes suitable for the Company. If the landlord is unable to timely provide the space, the lease can be terminated at the discretion of the Company or the landlord. In connection with entering this lease the Company has provided a security deposit in the amount of $ 10,000.

SUPPLEMENTARY INFORMATION

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

NET CAPITAL		
Total Stockholders' Equity Reported By Company	$	106,690
Less: Non-Allowable Assets and Other Deductions:		10,163
Net Capital Before Haircuts on Security Positions	$	96,527
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f)		-
Net Capital	$	96,527

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ 500	
Total Aggregate Indebtedness		$ 500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 33
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 91,527
Excess Net Capital at 1,000 Percent (Net Capital less 10% of Aggregate Indebtedness)		$ 96,477
Percentage of Aggregate Indebtedness to Net Capital		1%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

ASG SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. In September 2007, the Company entered into a correspondent agreement with First Southwest Company.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
ASG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ASG Securities, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 15, 2010

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

February 15, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
ASG Securities, Inc.

We have audited the accompanying statement of financial condition of ASG Securities, Inc., as of December 31, 2009, and the related statement of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASG Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax